January 12, 2009
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 7010
Washington, DC 20549-7010

Re:	Steelcase Inc. Form 10-K for the Fiscal Year ended February 29, 2008 File No. 1-13873
Dear Mr. Cash:
On behalf of Steelcase Inc. (“we”, “us”, or “our”), we have prepared responses to the comments and questions included in your December 30, 2008 letter related to the Steelcase Inc. Form 10-K for the Fiscal Year ended February 29, 2008, Schedule 14A filed May 14, 2008 and Form 10-Q for the period ended August 29, 2008. For reference purposes, the text of the Staff’s comments has been reproduced herein in italicized text in the order they were presented in the comment letter, followed by our responses.
SEC Comment #1
Item 7. Management’s Discussion and Analysis, page 16
Results of Operations, page 16
1.	Please revise future filings to quantify the multiple factors you disclose in your analysis of the changes in revenues and cost of sales in your consolidated and segmental results of operations. For example, quantifying the changes in volume and price yield will assist your investors to see the business “through the eyes of management.” See Sections I.B and III.B of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.
Steelcase Response
In future filings, we will expand our analysis of changes in revenues and cost of sales to include additional quantification of the material qualitative factors impacting our results of consolidated and segmental operations, where practicable, if quantitative information is reasonably available.
Our MD&A disclosure process and level of detail closely aligns to the processes and information provided in the communication of financial results to our Board of Directors

(through meeting pre-read materials and formal presentation of financial results at meetings) and investors and analysts (as part of periodic earnings releases and formal investor and analyst conference calls). We include specific quantification of a number of factors in our analysis when the information is readily available and reasonably precise (e.g. impacts of currency translation, acquisitions or divestitures, an extra accounting week, restructuring items, impairment charges, etc.). It is our normal practice to list the qualitative factors impacting our operating results in order of significance in a manner consistent with our communications with our Board of Directors, investors and analysts. Quantifying the precise impact (for disclosure purposes) of certain broad factors such as volume, price yield, benefits associated with operational efficiencies and restructuring initiatives can be difficult due to the broad assumptions which are often required or the ability to isolate impacts. However, we will review our processes and disclosures, and where appropriate, in future filings we will expand quantification of the material factors that contribute to changes in our operating results when specific amounts can be determined or reasonably estimated.
SEC Comment #2
Liquidity and Capital Resources, page 21
2.	Please disclose in future filings the specific terms of any material debt covenants in your debt agreements, including your Term Notes. For any material debt covenants, please disclose the most significant required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of Release No. 33-8350.
Steelcase Response
We expanded our disclosure related to the terms of material debt covenants in our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009) by including the following disclosure:
          We have the option of increasing the global committed bank facility from $200 to $300, subject to customary conditions. Borrowings under this facility are unsecured and unsubordinated. There are currently no borrowings outstanding under this facility and the facility matures in Q2 2011. The facility requires us to satisfy two financial covenants: a maximum leverage ratio covenant, which is measured by the ratio of debt to trailing four quarter EBITDA (as defined in the credit agreement) and is required to be less than 3:1, and a minimum interest coverage ratio, which is measured by the ratio of trailing four quarter EBITDA (as defined in the credit agreement) to trailing four quarter interest expense and is required to be greater than 4:1. We were in compliance with all covenants under this facility and our other financing facilities during Q3 2009, and they are fully available for our use, although the various uncommitted lines are subject to change or cancellation by the banks at any time. Subsequent to November 28, 2008, an existing standby letter of credit for self-insured workers’ compensation was reissued under our global committed bank facility which reduced our available credit line by $18.4.
          Total consolidated debt as of November 28, 2008 was $255.3. Our debt primarily consisted of $249.6 in term notes due 2012 with an effective interest rate of 6.3%. The term notes contain no financial covenants.
We did not disclose actual ratios; rather we have disclosed, as we have in our previous filings, that we were in compliance with all covenants under our financing facilities during the quarter. Release No. 33-8350 discusses two situations where further disclosure might be warranted. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material; and second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. As we do not believe either scenario currently applies to us, we did not include the actual ratios in our third quarter Form 10-Q. In our future filings, we will include the actual ratios if appropriate, in accordance with the guidance in Release No. 33-8350.
SEC Comment #3
3.	Please consider expanding your discussion to explore all possible actions you may take in order to maintain your appropriate liquidity targets. For example, discuss the share repurchases, dividends, capital expenditures, and any other actions you may be considering.
Steelcase Response
We included disclosure of actions taken to maintain our liquidity targets in our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009) as follows:
     The deterioration in the global economy and recent related decline in global equity markets has adversely impacted our revenue and operating profitability, particularly in North America. Accordingly, we have initiated a variety of actions to conserve cash and maintain liquidity.
•	In December 2008, we announced a series of new actions to consolidate additional manufacturing and distribution facilities in North America, reduce our white-collar workforce and other operating costs globally, and continue and expand our white-collar reinvention initiatives. We expect these recently announced restructuring initiatives to cost between $20 and $25 and generate up to $40 of annualized savings once completed. See Note 13 to the condensed consolidated financial statements for additional information.

•	In December 2008, our Board of Directors declared a cash dividend on our common stock of $0.08 per share, compared to quarterly dividends of $0.15 per share paid in 2008 and year-to-date 2009.

•	During Q3 2009, we reduced the level of share repurchases compared to recent quarters.

•	We expect to reduce our level of capital expenditures in 2010 to approximately $50, as compared to an expected $100 for 2009, with a significant portion dedicated to product development efforts.
     The current cash and short-term investment balances, cash generated from future operations, funds available under existing credit facilities and funds available from COLI and other long term investments are expected to be sufficient to finance our known or foreseeable liquidity needs.
We will provide similar disclosures in our future filings concerning the actions we are taking or may potentially take in the future to maintain our liquidity, as appropriate.

SEC Comment #4
4.	Considering the recent performance of the equity markets, expand your disclosures to discuss the impact that this may have on your assumptions, reductions in plan assets, increases in pension expense and in some cases increases in plan funding which will impact cash flows.
Steelcase Response
Our post-retirement benefit plans include:
•	Defined contribution retirement plans covering substantially all active and retired North America-based staff. Company contributions, including 401(k) matching contributions, and 401(k) pre-tax employee contributions fund these plans. All contributions are made to a trust, which is held for the sole benefit of participants.

•	Post-retirement medical and life insurance plans covering a significant portion of our active and retired North America-based staff. These plans are unfunded, but we have purchased company-owned life insurance (COLI) policies with the intention of utilizing them as a long term funding source for these benefit obligations. COLI investments are marked to market at the end of each quarter, with gains or losses included in our current financial results.

•	A limited number of defined benefit pension plans covering active employees and/or retirees of smaller domestic and International subsidiaries. The benefit obligations were approximately $60 million at the end of Fiscal 2008, and in aggregate, were slightly underfunded.
Annually, or if conditions indicate an earlier review is necessary, we collaborate with our actuary to perform a comprehensive review of assumptions and other matters associated with our retirement benefit plans. This assessment typically occurs in our fourth quarter. Our assessment incorporates historical plan experience as well as current financial and health care market conditions. Recent performance in the equity markets will be factored into this assessment, and will likely impact our estimate of post-retirement obligations and related expense. We will expand our disclosures to discuss these factors in our Fiscal Year 2009 Form 10-K.
SEC Comment #5
Critical Accounting Estimates, page 25
Impairment of Goodwill, Other Intangible Assets and Long-Lived Assets, page 25
5.	It appears that your current market capitalization, even when taking into account your Class B Common Stock, may be very close to, or below, the book value of your equity. Please advise us whether you have performed a recent impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). In addition, tell us what consideration you have given to providing some form of sensitivity disclosures regarding potential impairment charges in future filings.

Steelcase Response
During the quarter ended November 28, 2008, our market capitalization fell slightly below the book value of our shareholder’s equity. As a result, we included the following disclosure in our Form 10-Q for the period ended November 28, 2008 (filed on January 7, 2009):
     During Q3 2009, we experienced a significant decline in the price of our publicly-traded Class A common stock and, accordingly, a significant decline in our market capitalization. We believe the decline in our stock price was principally driven by the current economic environment and the extraordinary declines in worldwide stock markets as a whole. We do not believe that these events impact the fair value of our reporting units with allocated goodwill; however, they would impact our ability to reconcile the fair value of our reporting units to our market capitalization. As part of our annual goodwill impairment test during Q4 (Q3 for PolyVision), we will prepare a reconciliation of the fair value of our reporting units to our market capitalization. As a result of this reconciliation process, and if our stock price remains at current levels for a more extended period of time, it is possible that we could identify factors impacting enterprise value that have not yet been reflected in our assessment of reporting unit fair value. Any consequent reduction in the estimated fair value of our reporting units as a result of the identification of such factors could result in a non-cash goodwill impairment charge.
Consistent with the disclosures included in our Fiscal Year 2008 Form 10-K, we will update our disclosures for the results of our impairment assessment of Goodwill, Other Intangible Assets, and Long-Lived Assets in connection with our filing of our Fiscal Year 2009 Form 10-K.
SEC Comment #6
Note 15. Reportable Segments, page 72
6.	In future filings, please disclose long-lived assets and revenues attributed to individual foreign countries, if material, in accordance with paragraph 38 of SFAS 131.
Steelcase Response
We evaluated the revenues and long-lived assets of our International business on a country by country basis for Fiscal 2008 and concluded that no individual country was material. As SFAS 131 does not provide specific guidance for determining materiality, we have used a guideline of 10% of consolidated revenues and total assets for purposes of evaluating materiality for this purpose.
In Fiscal 2008, foreign revenues and long lived assets represented 33% and 23% of consolidated amounts, respectively. As disclosed in the business section of our Fiscal Year 2008 Form 10-K, our International business is spread across a number of geographic regions, with our largest presence in Europe, where we have the leading market share in France, Germany and Spain. In future filings, we will disclose long-lived assets and revenues attributed to individual foreign countries if they were to become material.

SEC Comment #7
Item 9A. Controls and procedures, page 78
7.	We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.” Please confirm to us, if true, that your certifying officers concluded that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended May 30, 2008 and August 29, 2008. Further, please revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.
Steelcase Response
We confirm to you that our certifying officers concluded that our disclosure controls and procedures were effective as of February 29, 2008, May 30, 2008 and August 29, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our certifying officers, to allow timely decisions regarding required disclosure.
We revised our disclosure regarding disclosure controls and procedures in our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009) to address this comment as follows:
     (a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of November 28, 2008. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of November 28, 2008, our disclosure controls and procedures were effective in (1) recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and (2) ensuring that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
We will include this revised disclosure in all future filings.

SEC Comment #8
Item 15. Exhibits and Financial Statements Schedules, page 80
8.	Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference into the Form 10-K under Exhibits 10.1, 10.2, 10.7, 10.8, 10.9, 10.14, 10.15, 99.1, and 99.2 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). In future filings, please revise accordingly.
Steelcase Response
In our future filings, we will ensure that all documents incorporated by reference that do not satisfy any of the exceptions listed in Item 10(d) have not been on file with the Commission for more than five years.
SEC Comment #9
SCHEDULE 14A FILED MAY 14, 2008
Compensation Discussion and Analysis, page 18
Elements of Executive Compensation, page 19
9.	In future filings, please explain how your compensation for named executive officers measures against the comparison group. In addition, in future filings, please disclose whether you target each element of compensation against the comparison group. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.
Steelcase Response
In our future filings, we will expand our disclosures to include the explanations and disclosures requested in this comment.
SEC Comment #10
FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2008
Note 6. Fair Value, page 7
Auction Rate Securities, Page 8
10.	We note your conclusion that “no permanent impairment loss occurred as of the end of Q2 2009.” Please note that according to SAB 59, “other-than-temporary” should not be interpreted to mean “permanent impairment.” Please tell us your basis for not recording an additional impairment on the auction rate securities as of August 29, 2008. Please provide a sensitivity analysis in future filings of the significant estimates and assumptions used in valuing these securities.

Steelcase Response
We revised our disclosure related to auction rate securities in our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009) to exclude the use of “permanent” when describing “other-than-temporary” impairments. We also provided additional information regarding the assumptions used to value our Auction Rate Securities. We included the following disclosure in our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009):
     Auction Rate Securities
     As of November 28, 2008, we held auction rate securities (“ARS”) totaling $26.5 of par value for which the auction market remains effectively shut-down. We have the intent and ability to hold these securities until a recovery in market value occurs given our current liquidity and capital structure. Our estimates of the fair value of these securities have been based on assumptions we believe market participants would use in pricing the assets in a current transaction, which could change significantly over time based on market conditions.
     During Q3 2009, we determined through published reports and other data that the issuer of one of our ARS invested a material portion of their investment portfolio in asset-backed securities and other low-grade investments. The parent of this issuer carries a non-investment grade credit rating from Standard & Poor’s. The par value of this security was $3.3 and we estimated the market value as of November 28, 2008 to approximate $2.5 based on a discounted cash flow model using a risk premium and discount rate commensurate with the risk related to the security. As a result of our analysis, we recorded a $0.8 other-than-temporary impairment to this ARS during Q3 2009.
     During Q3 2009, we reduced our reserve for unrealized losses on our other ARS investments by $0.6 based on an increase in the estimated fair value of these securities. As of November 28, 2008, we have unrealized losses related to these securities of $2.0 recorded in Accumulated other comprehensive (loss) income on the Condensed Consolidated Balance Sheet, as we believe the impairments are temporary. We concluded no other-than-temporary impairment loss occurred on these securities as of the end of Q3 2009 as we believe the decline in market value is due to general market conditions and not specific underlying credit issues.
In future filings, we will expand our analysis to include sensitivity analysis of the significant estimates and assumptions used for valuing these securities and the impact on the internal valuation model.
SEC Comment #11
Exhibit 31
11.	Please revise your future filings to confirm the wording of your certifications to Item 601(31) of Regulation S-K. In this regard, delete the officers’ title in the first line as they are signing the certification in a personal capacity.
Steelcase Response
Our Form 10-Q for the period ended November 28, 2008 (filed January 7, 2009) excluded the officer’s title in each of the certifications. All future filings will reflect this change.

* * * * *
In connection with our responses set forth in this letter, we hereby acknowledge and are providing confirmation that:
•	Steelcase Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Steelcase Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had the opportunity to review this response, please do not hesitate to contact Mark T. Mossing, Corporate Controller and Chief Accounting Officer, or me, at (616) 247-2710 with any questions or further comments you may have.
Sincerely,

/s/ David C. Sylvester

David C. Sylvester
Vice President, Chief Financial Officer
Steelcase Inc.

cc:	Bret Johnson John Hartz Andrew Schoeffler